

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720   May 9, 2006

<u>Via U.S. Mail and Fax (310) 449-1306</u>

John F. Delorenzo
Chief Financial Officer
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

>   **Re: Entravision Communications Corporation**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 16, 2006**
>
>   **File No. 1-15997**

Dear Mr. Delorenzo:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1. We note that you define 'EBITDA as adjusted' to mean broadcast cash flow less corporate expenses and that you use the term because the measure does not include non-cash stock-based compensation and gain (loss) on sale of assets. In addition, it appears that in your reconciliation you are excluding other items from the definition of EBITDA as adjusted. Please provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).   In this regard, you should explain that the calculation of 'EBITDA as adjusted' also excludes the following:

    - "Loss on debt extinguishment,"

    - "Equity in net earnings of nonconsolidated affiliates ,"

    - "Gain on disposal of discontinue operations," and

    - "Loss from discontinue operations."

    Also note that you should discuss why management believes it is relevant and useful to exclude these items from the non-GAAP financial measure.

Liquidity and Capital Resources

Debt and Equity Financing, page 50

2. You disclose that on September 2005 you entered into an agreement with Univision for which you have agreed to sell in an underwritten public offering up to a specified number of shares of your Class A common stock and with the proceeds to repurchase the same number of shares of your Class U common stock owned by Univision. In this regard, tell us how you evaluated the guidance of SFAS 150 and EITF D-98 to determine the classification and measurement of your Class U common stock subject to repurchase.

Broadcast Cash Flow and EBITDA as Adjusted, page 51

3. It appears that you are using the non-GAAP financial measures of 'broadcast cash flow' and 'EBITDA as adjusted' to evaluate the liquidity of your operations. If management uses these non-GAAP measures to evaluate liquidity, they should be reconciled to the most closely comparable GAAP measure of liquidity which is 'cash flows from operating activities'. In

addition, you should expand your disclosure to discuss the substantive reasons for why management believes the presentation of 'broadcast cash flow' and 'EBITDA as adjusted' provides useful information to investors regarding the company's liquidity. Also your discussion should, at a minimum, disclose the following:

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, cash flows from operating activities; and

- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

For your guidance you can refer to Item 10 (e) of Regulation S-K and question 8 of our FAQ document on non-GAAP financial measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

4. Tell us what you mean by "we anticipate that broadcast cash flow will continue to increase in future periods, both in absolute dollars and as a percentage of net revenue". It appears that 'absolute dollars' could imply that you have excess cash flow or residual cash flow. Please note that your measure of broadcast cash flow should not be used in a manner to imply that the measure represents residual cash flow available for discretionary expenditures. Please refer to question 13 of our FAQ document for additional guidance.

5. You disclose that you believe that your investors should use the measures because they may provide a better comparability of your liquidity to that of your competitors. In addition, you are saying that your definitions of 'broadcast cash flow' and 'EBITDA as adjusted' differ from those of many companies reporting similar named measures. We believe that this type of disclosure is not helpful to your investors and is rather vague and confusing. Please revise your disclosure to explain in clear language why the measures help your investors assess your liquidity strength and how the measures differ from those of your competitors.

6. We refer to your disclosure that you entered into a new syndicated bank credit facility in September 2005 and that you were not subject to the same calculations and financial covenants in prior years. You also disclose at page 50 that your syndicated credit facility contains certain financial covenants relating to maximum net debt ratio, senior debt ratio, maximum capital expenditures and fixed charge coverage ratio. However, since you are disclosing that your calculation of EBITDA as adjusted is substantially similar to the measures used in the financial covenants included in your syndicated bank credit facility it is unclear how your ratio of 'net indebtedness' to 'consolidated adjusted EBITDA' meets the definition of the financial covenants as set forth in your syndicated credit facility. Please note that you should disclose the circumstances surrounding your use of the non-GAAP

measure to demonstrate compliance with the financial covenants contained in your credit agreement. In addition, you should

- Describe clearly the financial covenants requirements under your credit agreement;
- Compare the non-GAAP measure you disclosed with the required EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA;
- Disclose whether or not you were in compliance with the financial covenant.

Cash Flow, page 52

7. We believe that your discussion of your sources and uses of cash should provide an analysis of the drivers and factors that contributed to the changes in your cash flow for the period. In addition, you should discuss known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way and your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Please note that your discussion and analysis of cash flows should not be boilerplate disclosures and mere recitation of changes and other information evident to readers from the financial statements.

Please revise to provide not only a "discussion" but also an "analysis" of historical information as well as primary drivers of and other material factors that could impact your liquidity and capital resources.

For additional guidance, refer to our SEC Interpretive Release no. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Goodwill and Indefinite Life Intangible Assets, page F-10

8. We note your disclosure at page 57 that you combined your radio properties into market clusters to determine the fair value of your reporting unit. However, it is unclear to us how you determine the fair value of your broadcast licenses. Addressing the indicators in EITF 02-7 tell us in detail how you determine the unit of accounting you used to test your broadcasting licenses for impairment.

Stock-based Compensation, page F-14

9. Please provide similar disclosure in your MD&A of the underlying reason for accelerating the vesting of all of the company's outstanding unvested stock options with an exercise price greater than $7.80. We note that in order to inform investors about modification transactions and management's reasons for entering into those transactions, you should specifically disclose any modifications to accelerate the vesting of out-of-the-money share options in anticipation of adopting Statement 123R, including the reasons for modifying the option terms. In this regard note that paragraph 47 of SFAS 123 indicates that for each year an income statement is provided, the terms of significant modifications of outstanding awards shall be disclosed.

Recently Issued Accounting Pronouncement, page F-15

10. You disclose that the company incurred an obligation to remove 500 billboards from LA in 2004 as a result of a new ordinance passed by the city. In addition you disclose on page 26 that the city of New York is proposing to regulate outdoor advertising with Rule 49. We also note that you disclose on page 33 that substantially all of your outdoor advertising structures are located on property pursuant to leases. Tell us how you evaluated the guidance of SFAS 143 and FIN 47 to determine if a liability should be recognized for the removal of the billboards and restoration of the leased properties back to its original condition.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director